UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-20951

INTEL PUERTO RICO RETIREMENT SAVINGS PLAN

(Full title of the Plan)

INTEL CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

2200 MISSION COLLEGE BOULEVARD

SANTA CLARA, CALIFORNIA, 95052-8119

(Address of principal executive office of the issuer)

INTEL PUERTO RICO RETIREMENT SAVINGS PLAN

Index to Financial Statements and Exhibits

Item

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee

Intel Puerto Rico Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Puerto Rico Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

San Jose, California
May 7, 2004

Intel Puerto Rico Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Value of interest in the Stable Value Fund	$51,066	$92,405
Investments	1,214,581	1,025,088
Receivables:
Interest and dividends receivable	329	318
Receivable from brokers for securities sold	—	5,568

Total receivables	329	5,886

Total assets	1,265,976	1,123,379

Liabilities
Payable to brokers for securities purchased	1,645	478

Net assets available for benefits	$1,264,331	$1,122,901

See accompanying notes.

Intel Puerto Rico Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Investment income:
Interest and dividend income	$12,345
Net investment gain from participation in the Stable Value Fund	2,256
Net realized and unrealized appreciation in fair value of investments	370,252

Total investment income	384,853

Total additions	384,853

Deductions
Benefits paid to participants and participant withdrawals	243,423

Net increase	141,430
Net assets available for benefits:
Beginning of year	1,122,901

End of year	$1,264,331

See accompanying notes.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Terminating Plan

The following description of the Intel Puerto Rico Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is being terminated due to the closure of the Puerto Rico facilities whose employees participate in this Plan. In April 2002, Intel Puerto Rico Ltd. (the company) set the effective date of termination of the Plan at April 30, 2002. All assets were not distributed or transferred by year-end. Final distributions or transfers will commence when the Internal Revenue Service (IRS) issues a favorable determination letter regarding the Plan’s termination. The IRS determination letter is anticipated to be received in 2004.

The Plan is a defined contribution plan covering all eligible employees of the company. Prior to the effective date of termination, employees were eligible to participate in the Plan at any time on or after their date of hire.

The Plan is intended to be qualified at its termination under Sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended, and under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended. The Plan is subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Trustee

Mellon Bank, N.A. is the custodian of Plan assets, and Banco Popular de Puerto Rico is the Plan’s trustee. The custodian holds all investments of the Intel Corporation Master Trust (the Master Trust) (see Note 2).

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Terminating Plan (continued)

Administration of the Plan

The company has delegated to the Plan Administrative Committee responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions. The company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The company has contracted with Fidelity Investments Institutional Operations Company to provide recordkeeping services with respect to the Plan.

Contributions and Participant Accounts

Participant Contributions

Prior to the effective date of termination, participants could contribute from 1% to 10% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis. Such contributions were withheld by the company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives. Participants may elect to invest in sixteen different investment options, and may change their investment elections daily.

Participant Accounts

Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

•	Biweekly for participant contributions (prior to the Plan’s termination).

•	Daily for a pro rata share of gains or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Terminating Plan (continued)

Vesting

Participants were immediately 100% vested with respect to contributions to all investment options in the Plan, as well as the related earnings from such contributions.

Payment of Benefits

Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death, or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their 1165(e) accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution, monthly annuity, or in monthly, quarterly, semiannual or annual installments, or may request that the company make a direct transfer to another eligible retirement plan. Spousal consent may be required based on the value of the account balance or type of distribution.

Administrative Expenses

The company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

As a result of the decision to terminate the Plan, the accompanying financial statements are prepared on the liquidation basis of accounting for 2003 and 2002.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

All of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Corporation 401(k) Savings Plan (Intel Savings Plan), the Intel Corporation Profit Sharing Retirement Plan (Intel Profit Sharing Plan), the Intel Corporation Defined Benefit Pension Plan (Intel Pension Plan), the Intel Puerto Rico Profit Sharing Retirement Plan (Puerto Rico Profit Sharing Plan) and the Intel Puerto Rico Defined Benefit Pension Plan (Puerto Rico Pension Plan). The Master Trust includes multiple investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts (see Note 3) based on its respective interest in each master trust investment account. The Plan participates in one such investment account, the Stable Value Fund, along with the Intel Savings Plan and the Intel Profit Sharing Plan.

The Plan, either directly or through investment in the Stable Value Fund, holds investments in interest bearing cash, money market funds, mutual funds, common collective trust funds, debt securities, and equity securities, which are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their quoted redemption value on the last business day of the plan year. Interest bearing cash and money market funds are stated at cost plus accrued interest, which approximates fair value. In the absence of an actively traded market, investments in the Stable Value Fund are stated at estimated fair value, computed using discounted cash flows.

Investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, which is the difference between the fair value of investments at the beginning and the end of the year.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The Stable Value Fund may hold guaranteed investment contracts (see Note 6) with insurance companies and banks in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. The guaranteed investment contracts are allocated to the Plan, the Intel Savings Plan and the Intel Profit Sharing Plan based on each plan’s proportionate share of participation in the Stable Value Fund. The contracts are unallocated in nature and are valued at contract value because they are fully benefit responsive. Contract value, as reported by the respective insurance companies or bank, approximates fair value. Contract value represents cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

The Stable Value Fund may also hold derivative financial instruments (see Note 7) in order to manage market risks and to alter the return characteristics of underlying securities to replicate the performance of various indices. The Stable Value Fund utilizes derivatives to replicate financial market performance in situations where derivatives are more economical or practical than purchasing the underlying securities themselves. Wrapper contracts issued by insurance companies and banks are stated at contract value, which approximates fair value, as of the last day of the year and are included with the fair value of the related underlying debt securities at year-end. All of the wrapper contracts held in the Stable Value Fund are allocated to the Plan, the Intel Savings Plan, and the Intel Profit Sharing Plan based on each plan’s proportionate share of the underlying debt securities.

Effective April 4, 2003, Standish Mellon Asset Management had discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the Investment Policy Committee of Intel Corporation. Prior to that, Deutsche Asset Management had discretionary authority for the purchase and sale of investments in the Deutsche Asset Management Stable Value Fund. No participant contributions were permitted after the effective date of termination.

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued daily; dividends are accrued when declared. Crediting interest rates on guaranteed investment contracts and wrapper contracts may be reset periodically by the issuer, but will not be less than 0%.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Benefit Payments

Benefits are recorded when paid.

Contributions

Participant contributions are accrued when the participants’ salary deferrals are made. As stated in Note 1 above, no participant contributions are permitted after the effective date of termination.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, including the liquidation basis of accounting, requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.

Reclassification

Certain amounts in the 2002 financial statements and accompanying footnotes have been reclassified to conform to 2003 presentation. Investments and the related receivables and liabilities that are specifically attributable to the Plan are presented separately from the master trust investment accounts. The portion of the Plan’s net assets that are invested in a pool of assets collectively owned by the Plan and other plans maintained by the company continue to be reported on the statement of net assets available for benefits as an interest in a master trust investment account, and the underlying investments, receivables, and payables are disclosed in the accompanying footnotes (see Note 3).

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

3. Master Trust Investment Accounts

The value of the Plan’s interest in the Stable Value Fund included in the statements of net assets available for benefits represents less than 0.1% of the net assets of the Stable Value Fund at December 31, 2003 and 2002. The Stable Value Fund’s net assets available for benefits consisted of the following at:

	December 31,
	2003	2002
Assets
Investments:
Common collective trusts	$8,942,806	$3,389,912
Debt securities	69,772,943	75,591,115
Guaranteed investment contracts	10,979,874	2,349,183

Total investments	89,695,623	81,330,210
Receivables:
Receivables from brokers for securities sold	20,881	—
Interest and dividends receivable	268,572	190,591

Total receivables	289,453	190,591

Net assets available for benefits	$89,985,076	$81,520,801

The net investment gain in the Stable Value Fund for the year ended December 31, 2003, was comprised of interest and dividends in the amount of $3,162,755.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits at year-end are as follows:

	December 31,
	2003	2002
Mutual funds:
Fidelity Institutional Cash Portfolio	$100,047	$140,186
American Funds EuroPacific Growth Fund	79,774	58,065
Fidelity Growth & Income Portfolio	76,351	69,924
Fidelity Capital & Income Fund	68,567	*
Fidelity Low-Priced Stock Fund	66,472	104,866
Fidelity Magellan Fund	64,249	71,565
Fidelity Contrafund	*	59,911
Vanguard Institutional Index Fund	*	64,647
American Century Ultra Fund	*	56,520
Common stock:
Intel Corporation	437,737	238,237

*	Fair value did not exceed 5% of the Plan’s net assets.

During 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Year ended December 31, 2003
Net realized and unrealized appreciation in fair value of investments determined by quoted market price:
Mutual funds	$137,136
Intel common stock	233,116

Net realized and unrealized appreciation in fair value of investments	$370,252

5. Party-In-Interest Transactions

Certain Plan investments are shares of the company’s common stock. Transactions in shares of the company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2003, the Plan made purchases of the company’s common stock of $1,150 and sales of $40,335.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

6. Guaranteed Investment Contracts

The Stable Value Fund may hold guaranteed investment contracts with insurance companies and banks in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 2003, the Stable Value Fund held guaranteed investment contracts in the amount of $10,979,874 ($2,349,183 at December 31, 2002) with insurance companies that have S&P ratings of AA- or better at the time of purchase. No more than $3,053,680 of the guaranteed investment contracts were with any one insurance company at December 31, 2003. The Stable Value Fund held guaranteed investment contracts with only one insurance company at December 31, 2002. The crediting interest rates on the guaranteed investment contracts ranged from 2.85% to 3.70% at December 31, 2003. The crediting interest rate on the one guaranteed investment contract held on December 31, 2002 was 1.49%. The average yield earned on the guaranteed investment contracts was 3.28% in 2003 (1.83% in 2002).

7. Derivative Financial Instruments

The Stable Value Fund may hold wrapper contracts in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability or death, or participant-directed transfers in accordance with the terms of the Plan. As of December 31, 2003, the Stable Value Fund held wrapper contracts with a negative fair value of $618,494 (negative fair value of $1,323,329 as of December 31, 2002). At December 31, 2003, the crediting interest rates on the wrapper contracts ranged from 2.96% to 5.04% (3.46% to 6.35% at December 31, 2002). The average yield earned on the wrapper contracts was 3.72% in 2003 (5.20% in 2002).

8. Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across sixteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Intel Stock Fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

9. Income Tax Status

The Plan has received a determination letter from the IRS, dated December 10, 1992, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. The Plan has also received a determination letter, dated May 11, 1993, from the Puerto Rico Department of the Treasury stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws, and the trust that forms a part of the Plan is exempt from Puerto Rico income taxes. Once qualified, the Plan is required to operate in conformity with the Code and Puerto Rico income tax law to maintain its qualification. Subsequent to the issuance of the determination letters, the Plan was amended and a decision to terminate the Plan was made. However, the plan administrator and the Plan’s internal tax counsel believe that the Plan is being operated and terminated in compliance with the applicable requirements of the Code and Puerto Rico income tax law, and the plan administrator intends to take any corrective action necessary to continue to operate and terminate the Plan in conformity with the Code and Puerto Rico income tax law. Therefore, the plan administrator and the Plan’s internal tax counsel believe that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan and an application for a determination letter were submitted to the IRS on September 3, 2002. The Plan and application are currently under review by the IRS. As stated in Note 1, a determination letter is anticipated to be received in 2004.

10. Plan Termination

As stated in Note 1, the Plan was terminated effective April 30, 2002. The company has the right under the Plan to amend and terminate the Plan at any time for any reason. The Board of Directors of the company has delegated to the Plan Administrative Committee of Intel Corporation the authority to amend the Plan where such amendments do not significantly change the design of the Plan, or where such amendments are designed to bring the Plan into compliance with applicable laws. No amendment of the Plan shall reduce the benefit of any participant that accrued under the Plan to the date when such amendment is adopted. As of the effective date of termination, participants remained 100% vested in their accounts.

Supplemental Schedule

Intel Puerto Rico Retirement Savings Plan

EIN: 94-3304172, Plan Number: 101

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual funds:
*	Fidelity Institutional Cash Portfolio	100,047 shares	$100,047
*	Fidelity Capital & Income Fund	8,507 shares	68,567
*	Fidelity Puritan Fund	1,444 shares	26,663
	Vanguard Institutional Index Fund	566 shares	57,581
*	Fidelity Growth & Income Portfolio	2,143 shares	76,351
*	Fidelity Magellan Fund	657 shares	64,249
*	Fidelity Contrafund	1,259 shares	62,120
*	Fidelity Low-Priced Stock Fund	1,900 shares	66,472
*	Fidelity Growth Company Fund	1,070 shares	53,582
	American Century Ultra Fund	2,072 shares	55,213
	American Funds EuroPacific Growth Fund	2,641 shares	79,774
	PIMCO Total Return Fund	4,031 shares	43,171

	Total mutual funds		753,790

	Common collective trusts:
	NASDAQ 100 Index Fund	95 units	552
*	Pooled Employee Funds Daily Liquidity Fund	22,502 units	22,502

	Total common collective trusts		23,054

	Common stock:
*	Intel Corporation	13,658 shares	437,737

	Total investments		$1,214,581

Column (d), cost, has been omitted, as investments are participant-directed.

*	Indicates a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL PUERTO RICO RETIREMENT SAVINGS PLAN (Full Title of the Plan)

Date: June 9, 2004	By:	/s/ Andy D. Bryant
Andy D. Bryant Executive Vice President, Chief Financial Officer and Principal Accounting Officer